UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO INFORMS REGARDING RE-INITIATION OF OPERATIONS AT LOS CABOS INTERNATIONAL AIRPORT

Guadalajara, Jalisco, Mexico, September 22, 2014 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) informs that the Mexican Bureau of Civil Aviation (DGAC), the Mexican aeronautical authority, has issued a NOTAM (Notice to Airmen), in which it has instructed Los Cabos International Airport (SJD)(“the Airport”), that from the date of the issuance of the NOTAM until October 8, 2014, to operate solely for official, humanitarian aid and rescue flights, as well as general aviation operations.

While the NOTAM is in force, GAP will dedicate all of its efforts in preparing the Airport for the re-opening of commercial operations, which are essential for rebuilding the region’s economy. The first phase, thereof, will involve the basic re-opening of the terminals as per the aeronautical authority’s guidelines.

The Company carried out essential tasks to clear the flight areas and the aprons, immediately after Hurricane Odile moved through the area, in order to receive aid and facilitate the necessary evacuation; this was completed in the 12 hours following the hurricane. GAP, in conjunction with the federal and state authorities, airlines and hotels focused its resources to the evacuation of visitors and residents from Monday, September 15 to Friday, September 19, evacuating nearly 25 thousand passengers with the use of an air bridge provided by national and international airlines; approximately 480 such air operations took place.

The tasks that are scheduled to initiate as per the issuance of this NOTAM, consists of debris removal and recovery of the facilities, the terminal buildings and the equipment in order to re-commence basic services by the date indicated by DGAC. The full recovery of the facilities will take place gradually, beginning on the date of the NOTAM, and is expected to be completed prior to November 25, 2014.

The Company reaffirms its commitment to the federal government, the aeronautical authority and the government of State of Baja California Sur to re-establish airport services as required by the resident community and the development of tourism in the region.

***

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	mbarona@i-advize.com

Follow us:	http://twitter.com/aeropuertosGAP grupoaeroportuariodelpacifico

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: September 22, 2014